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June 16, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re:    ICU Medical, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Form 10-Q for the Fiscal Quarter Ended March 31, 2006
       File No. 000-19974

This letter is in response to the Staff's comment letter dated May 25, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005
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Note 1. Summary of Significant Accounting Po1icies, page 4
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k. Revenue Recognition, page 46
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1.   Please refer to prior comment 4. Please tell us who has the risk of loss in the event of theft or physical destruction or damage to the product. For example, please tell us if you retain a "warehouse risk" where if the products are damages while in your possession you are responsible for the damage. Note that SAB 104 states that four criteria must be met in order to recognize revenue when delivery has not occurred. In this regard, please tell us if the sellers' custodial risks are insurable and insured.

         Response:

         The products are owned by Hospira. ICU Medical has the normal warehouse risk for loss or damage to products while in its custody. That risk is insurable and is insured, subject to a $5,000 deductible. The cost of this insurance and the deductible amount in the event of loss are included in costs which are allocable to Hospira under the transition services agreement.

         Hospira has confirmed to us that the products are included in Hospira's consolidated balance sheet. We do not know what audit procedures Hospira's independent registered public accountants applied to the product inventory at Hospira's year-end, but to our knowledge they did not observe a physical inventory of the products.

2. In this regard, we note that your prices and gross margins on products you sell to Hospira under the MCDA are based on the cost savings that you are able to achieve in producing the products over Hospira's cost to manufacture the same product. We note you record revenue net of any such reductions. Please tell us how you are able to estimate this amount at the time of shipment. Explain what will happen if you are unable to achieve cost savings over Hospira's prior costs. Specifically, tell us if you would sell products to Hospira below cost.

         Response:

         We do not estimate the amount of cost savings that are applied to reduce revenue at the time of shipment and it is not required under the MCDA. We invoice the products sold to Hospira at an initial Transfer Price, which initially was equal to the Fully Burdened Manufacturing Cost ("FBMC") at the effective date of the MCDA, and which currently is that initial Transfer Price minus Hospira's portion of a Cost Savings Estimate; those invoiced amounts are recorded as revenue. On a quarterly basis, before publication of our financial statements, Hospira's portion of the actual cost savings is calculated and Hospira is charged or credited for the difference between estimated and actual cost savings; we record that charge or credit as an adjustment to that quarter's revenue. There are several different calculations, depending on the type of product, but the objectives of the calculations are essentially the same.

         If we are unable to achieve cost savings over Hospira's prior costs, we would invoice Hospira for costs up to the initial Transfer Price, subject to a lower ceiling starting in 2007. Based on cost savings achieved to date, our revenue net of cost savings in all periods would be below the price ceiling. We do not believe we will ever have a situation where pricing under the MCDA would result in us selling products to Hospira below cost.


Form l0-Q for the Fiscal Quarter Ended March 3l, 2006
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Condensed Consolidated Statements of Cash flows, page 5
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3.   Please refer to prior comment 2. Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. We note your presentation of the subtotal in the operating activities section creates the non-GAAP measure "net cash flows provided by operating activities before tax benefits from exercise of stock options in 2005". Accordingly, please revise the filing to remove the subtotal line from the cash flows statement.

         Response:

         We will revise the Statement as requested by amendment.


Exhibit 31.2
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4. We note the Section 302 certification of your CEO is not in the proper form as it references Francis J. O'Brien as the "Chief Executive Officer." Accordingly, please file an amendment to your Form 10-Q with the properly labeled certifications of each.

         Response:

         The above described failure to follow proper form was a typographical error. We will file the requested amendment.


Exhibit 32
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5.   We note that your Section 906 certifications furnished in accordance with
     Item 601(b)(32) of Regulation S-K are not dated. Please file an amendment to your Form 10-Q that includes the entire filing together with the properly dated Section 906 certification.

         Response:

         We will file the requested amendment.

We will defer filing the amendment to the Form 10-Q, pending your review of this response.

Very truly yours,


/s/ Francis J. O'Brien
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Francis J. O'Brien
Chief Financial Officer